FILE No. 82-3437

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

RECEIVED
2006 MAY 12 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

06013359

Cali, May 04, 2006

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under Rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. On April 9th, 2006, The Corporation published on El Tiempo newspaper, the notice to the Extraordinary General Assembly Meeting of Common shareholders, to be held on April 18, 2006, at 3:00 p.m. at Calle 26A No. 13A-10 of Bogota.

2. The Corporation´s Shareholders Assembly Meeting accepted the offer from Banco de Bogota of buying Corficolombiana´s accounts receivable, by transferring assets and liabilities, under the terms provided on the Assembly´s Minute.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

PROCESSED
MAY 15 2006
THOMSON FINANCIAL

5/12

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

RECEIVED
2006 MAY 12 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIDER 1

On April 9th, 2006, The Corporation published on El Tiempo newspaper, the notice to the Extraordinary General Assembly Meeting of Common shareholders, to be held on April 18, 2006, at 3:00 p.m. at Calle 26A No. 13A-10 of Bogota.

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

RECEIVED
2006 MAY 12 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

THE PRESIDENT OF
CORPORACION FINANCIERA COLOMBIANA S.A.

Is hereby convoking to the Shareholders Extraordinary General Assembly Meeting to be held on April 18, 2006, at 3:00 p.m. at Calle 26 A No. 13A-10, Santafe de Bogota room, in the city of Bogota.

The order of the day will be the following:

I. Quorum verification
II. Approval of the order of the day
III. Designation of a commission to write and approve the minute.
IV. Submission of the evaluation of the loan intermediation traditional business.
V. Submission of the loan assessment report.
VI. Analysis and decision of the General Assembly about selling its accounts receivable.

The shareholders may request the documents related to items IV and V of the proposed order of the day at the Corporation´s General Secretary´s office at Carrera 13 No. 26-45, piso 8.

The shareholders who may not personally attend the Meeting, are kindly requested to designate a proxy to represent them, by sending a written letter to the President of the Corporation, indicating proxy´s name and the person to whom he may substitute his power.

PEDRO NEL OSPINA SANTA MARIA
President

Bogota D.C., April 9, 2006.

ega en avión

LOS PRECIOS NO SERÁN LA PASIÓN DE LA SEMANA

Normalmente la subienda coincide con la Semana Santa, pero este año hubo prácticamente un mes de distancia. Sin embargo, se prevé un adecuado abastecimiento, pues los pescados que se encontrarán en el mercado no provendrán necesariamente del río Magdalena,

Los precios hasta este momento se han mantenido estables, pero con la presión de la demanda de pescado durante los días santos puede que haya un incremento como sucede todos los años, pero no será exagerado, por la variedad de productos y los inventarios que hay.

Especies como la mojarra proveniente de Huila y Cundinamarca se consigue en Corabastos a 2.700 pesos la libra; la tilapia, que se cultiva en el Meta, se vende a 2.500 pesos la libra y la cachama, que llega de Boyacá, está a 2.600 pesos.

El bagre es uno de los pescados más caros, justamente porque es uno de los que menos se extrajo del río Magdalena durante la subienda. La libra se vende a 7.000 pesos y tiene una mayor posibilidad de aumentar de precio durante los días de la Semana Santa.

El pescado seco, proveniente de los Llanos Orientales y del Brasil, está a 6.000 pesos la libra, pero se espera un incremento en los precios debido a la alta demanda.

En otros tipos de pescados y mariscos los precios son más altos, es el caso de la corvina que se consigue a 5.000 pesos la libra, mientras que el camarón está a 12.000 pesos, el tití a 5.000 pesos y la almeja a 4.000 pesos la libra.



Se espera una oferta adecuada.

Consumo de pescado en Semana Santa

(Toneladas)

Total: 25.800


Fresco y congelado * 10.000
Seco 4.000
Enlatado 4.800
Atún 7.000

*Incluye río y mar.

Fuente: Minagricultura — Gráfico: EL TIEMPO

16.000

toneladas de pescado era el volumen de las capturas que se obtenían en las subiendas del río Magdalena hasta hace 25 años.

5.000

toneladas fue la producción de pescado durante la subienda de este año en el río Magdalena. Se consideró buena comparada con los años recientes, pero no alcanza a ser la tercera parte de la producción que se alcanzaba hace un cuarto de siglo durante la misma temporada de pesca.

convertir estas tierras en áreas para la agricultura, la deforestación de los bosques aledaños a los ríos, aumento de la sedimentación en los ríos que llegan a las ciénagas y el desarrollo minero, especialmente de oro, que se ha generado en algunas zonas del país.

A esto se une, que por años los pescadores realizaron actividades ilegales para atrapar peces, es el caso de extraer peces de tamaños muy pequeños, que no cumplían con los límites mínimos permitidos por el Incoder, sin pensar que estaban atacando las futuras subiendas al sacar peces que no se han reproducido.

Justamente para garantizar su sostenibilidad, el Incoder comenzó a realizar operativos en Corabastos, para decomisar los pescados de tamaños que no cumplen con la talla permitida. Sólo el último viernes de marzo fueron decomisados más de 250 kilos de pescado entre los que estaban bagres, bocachicos, nicuros y capaces.

Según Argirio Ramírez, de la subgerencia de Pesca del Incoder, la entidad no sólo se concentra en hacer operativos en los centros de distribución del pescado, sino que también está tratando de organizar a los pescadores que participan en las subiendas en los municipios que están a la orilla del río Magdalena, especialmente en Honda. Para ello ideó un sistema de carnetización. Hasta el momento se ha entregado documento a cerca de 30.000 pescadores, pero la intención es llegar a 50.000.

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ... TENIDO A LA VISTA
08 MAY 2006
CALI,

RIDER 2

The Corporation´s Shareholders Assembly Meeting accepted the offer from Banco de Bogota of buying Corficolombiana´s accounts receivable, by transferring assets and liabilities, under the terms provided on the Assembly´s Minute.

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

Bogota, April 18, 2006.

Mrs. Jeannette Forigua Rojas
Superintendente Delegada para Emisores
(Delegate Superintendent for Issuers)
Investment portfolio and other Agents
Financial Superintendency of Colombia

Ref.: Eventual Information after the Extraordinary Assembly Meeting

Dear Mrs. Forigua:

This is to inform that the Corporation´s Shareholders Assembly Meeting held today, accepted the offer from Banco de Bogota of buying Corficolombiana´s accounts receivable, by transferring assets and liabilities, under the terms provided on the Assembly´s Minute.

Also, the Legal Representative was authorized to formalize the operation and sign any required document.

Sincerely,

FERNAN BEJARANO ARIAS
Legal Representative

I hereby certify that the foregoing is a true and accurate translation of its original.

Amalia Correa Young
Vicepresident

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com

CORFICOLOMBIANA S.A.

Nit 890.300.653-6

CORFIVALLE
Una marca Corficolombiana

Bogotá, 18 de abril de 2006

Doctora
Jeannette Forigua Rojas
Superintendente Delegada para Emisores
Portafolios de Inversión y otros Agentes
Superintendencia Financiera de Colombia
Ciudad

Ref.: Información Eventual con posterioridad a la Asamblea Extraordinaria

Respetada Doctora:

Se informa que en la reunión extraordinaria de la Asamblea de Accionistas de la Corporación celebrada en la fecha, se aceptó la oferta presentada por el Banco de Bogotá para adquirir mediante la cesión de activos y pasivos la cartera de la Corporación Financiera Colombiana, en los términos que constan en el Acta de la reunión.

Así mismo se autorizó al Representante Legal para instrumentar la operación y suscribir los documentos del caso.

Atentamente,

FERNAN BEJARANO ARIAS
Representante Legal

DIRECCION
Calle 10 No. 4-47 Piso 29 Cali. Conmutador 898 22 22 – Fax 889 01 65
www.corfivalle.com